Mail Stop 4561

May 24, 2007

Mr. Eric Schmidt
Chief Executive Officer
Google Inc.
1600 Amphitheatre Parkway
Mountain View, CA 94043

> **Re:** **Google Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2005**
> **Form 10-Q for the Quarterly Period Ended March 31, 2005**
> **Form 10-Q for the Quarterly Period Ended June 30, 2005**
> **Form 10-Q for the Quarterly Period Ended September 30, 2005**
> **Form 10-Q for the Quarterly Period Ended March 31, 2006**
> **Form 10-Q for the Quarterly Period Ended June 30, 2006**
> **Form 10-Q for the Quarterly Period Ended September 30, 2006**
> **Form 8-K filed on January 31, 2006**
> **File No. 000-50726**

Dear Mr. Schmidt:

     We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                        Sincerely,

                        Craig Wilson
                        Senior Assistant Chief Accountant